UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      WASHINGON, D.C.  20549


                             FORM 11-K

       FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
         AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934
              For the Fiscal Year Ended December 31, 1998
                               OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                    Commission File Number 1-5975

      A.  Full Title of Plan:  Humana Retirement and Savings Plan

      B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Humana Inc.
                       500 West Main Street
                     Louisville, Kentucky 40202



                              I N D E X

                                                               Pages

Report of Independent Accountants                                2


Financial Statements:

Statements of Net Assets Available for Benefits,
  December 31, 1998 and 1997                                     3

Statements of Changes in Net Assets Available for Benefits
  for the years ended December 31, 1998 and 1997                 4

Notes to Financial Statements                                   5-22


Supplemental Schedules:

Line 27a - Schedule of Assets Held for Investment Purposes,
  December 31, 1998                                              23

Line 27d - Schedule of Reportable Transactions for the year
  ended December 31, 1998                                        24

Signatures                                                       25

Exhibit Index                                                    26

Consent of Independent Accountants                               27







Report of Independent Accountants



To the Retirement and Savings Plan Committee
Humana Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Humana Retirement and Savings Plan (the Plan) at December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the notes to the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management.
The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/PricewaterhouseCoopers LLP

Louisville, Kentucky
May 14, 1999






Humana Retirement and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 1998 and 1997



                          ASSETS              1998              1997

Investments:
  At fair value:
    Plan interest in Master Trust       $    474,899,722            -
    Common stocks                                -         $    345,775,677
    Armada Government Fund                       -                  334,745
    Investment contracts                         -               11,452,180
    Participant notes receivable                 -                8,627,127


                                             474,899,722        366,189,729
   At contract value:
    Investment contracts                         -               73,963,585

         Total investments                   474,899,722        440,153,314

Other assets allocated from Master Trust:
  Cash                                         2,919,076            -
  Due from brokers for securities sold            43,684            -
  Receivable from participating employers
    for participant withholdings and
    employers' contributions                  15,917,103            -
  Accrued interest and dividends               8,793,823            -



Cash                                             -                  208,170
Due from brokers for securities sold             -                  728,828
Receivable from participating employers
  for participant withholdings and
  employers' contributions                       -               16,478,914
Accrued interest and dividends                   -                1,235,105

         Total assets                        502,573,408        458,804,331



               LIABILITIES AND NET ASSETS
                 AVAILABLE FOR BENEFITS

Liabilities allocated from Master Trust:
  Accrued expenses                               433,772            -
  Forfeited employers' contributions
    available to reduce future employers'
    contributions                                599,227            -

Accrued expenses                                 -                  609,498
Forfeited employers' contributions
  available to reduce future employers'
  contributions                                  -                  107,691

         Total liabilities                     1,032,999            717,189

Net assets available for benefits       $    501,540,409   $    458,087,142




The accompanying notes are an integral part of the financial statements.




Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1998 and 1997


                                              1998              1997

Additions:
  Investment income:
    Plan interest in Master Trust
    investment income:
      Interest and dividend income      $      9,498,903            -
      Net appreciation in fair value
      of investments                          29,861,241            -
    Net appreciation in fair value
    of investments                               -         $     52,332,678
    Interest                                     -                6,833,711
    Dividends                                    -                2,283,229


                                              39,360,144         61,449,618

  Contributions:
    Contributions allocated from Master
    Trust:
      Participants                            29,012,463            -
      Employers                               41,085,957            -
      Forfeited employers' contributions      (1,109,694)           -
      Transfer from ChoiceCare Plans
      (Note 3)                                13,438,023            -
      Transfer from PCA 401(k)
      Retirement Plan (Note 3)                17,348,163            -

    Participants                                 -               25,394,574
    Employers                                    -               26,025,246
    Forfeited employers' contributions           -                 (793,811)
    Transfer from Med-Pay, Inc. Employee
    401(k)Plan (Note 3)                          -                  234,410

         Total additions                     139,135,056        112,310,037

Deductions:
  Deductions allocated from Master Trust:
    Benefits paid to participants             94,923,357            -
    Administrative expenses                      758,432            -

  Benefits paid to participants                  -               39,608,578
  Administrative expenses                        -                  646,545

         Total deductions                     95,681,789         40,255,123

           Net increase                       43,453,267         72,054,914

Net assets available for benefits:
  Beginning of year                          458,087,142        386,032,228

  End of year                           $    501,540,409   $    458,087,142



The accompanying notes are an integral part of the financial statements.





Notes to Financial Statements


1.  Summary of Plan:

    The Humana Retirement and Savings Plan (the Plan) is a qualified, trusteed plan established for the benefit of the employees of Humana Inc. and its subsidiaries (the Company) and is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the sponsor of the Plan and offers managed health care products that integrate medical management with the delivery of health care services through a network of providers.

    a. Contributions: The Plan maintained two accounts, the Thrift Account and the Retirement Account, prior to January 1, 1994.
        No further contributions were accepted into the Thrift Account subsequent to December 31, 1993, as a new Pretax Savings Account was added to the Plan effective January 1, 1994.

        Any employee of the Company who is employed with a sponsoring employer is eligible to participate in the Plan's Pretax Savings Account. A participant, through payroll deductions, may contribute not less than 1% nor more than 6% of the participant's compensation per pay period. Effective after January 1, 1998 on the date the Company so elects, an automatic contribution in the amount of 3% of the participant's compensation shall be made beginning on the employee's date of hire, unless the employee elects not to participate in the Pretax Savings Account or elects a different percentage up to 6%. As of December 31, 1998, the Company had not elected to begin this automatic contribution. An amount equal to 50% of the participant's contribution is contributed by the Company for any participating employee who has completed at least one year of service with at least 1,000 hours of service. The Board of Directors of the Company, at its option, may increase this matching percentage up to 100%. Participants who contribute the maximum 6% amount are eligible to make voluntary contributions of amounts which do not exceed an additional 8% of their annual compensation. These voluntary contributions are not subject to employer matching contributions. All matching contributions shall be invested in the Humana Common Stock Fund.

        After an employee completes two years of service with a sponsoring employer and has complied with certain other service requirements, the Company makes annual contributions to the Retirement Account of the Plan equal to 4% of each participating employee's qualifying compensation earned during the plan year, plus 4% of any compensation that exceeds the social security taxable wage base. Contribution amounts are computed as of the end of each plan year and are nonforfeitable.

       On September 15, 1998 the Company announced a one time special $1,000 contribution to each eligible employee of the Company, tied to each associate's vesting, who was employed on September 15, 1998. The total employer cost for the special contribution was $15,403,000.




Notes to Financial Statements, Continued

1.  Summary of Plan, continued:

    a. Contributions, continued: Contributions to the Plan by or on behalf of employees may be restricted in amount and as to timing so as to meet various requirements of the Internal Revenue Code
       (IRC) of 1986 as amended.

       Each participant's account is credited with the participant's contributions and the Company's contributions and the allocations of plan earnings and charged with an allocation of administrative expenses. Allocations are based on participants' account balances.

       Contributions to the Plan are invested by National City Trust Company (the Trustee) in nine separate participant directed investment funds as follows:

         Interest Income Fund: Invests primarily in contracts with banks and insurance companies. The fund may also invest in cash and cash equivalents.

         Stock Index Fund: Invests primarily in units of the State Street Flagship Domestic Index Commingled Trust Fund which invests exclusively in securities which make up the Standard and Poor's 500 Stock Price Index.

         Humana Common Stock Fund: Invests primarily in the Company's common stock, or in U.S. Treasury bills, commercial paper, certificates of deposit and money market funds as determined by the Trustee. All employer contributions to the Pretax Savings Account are invested in this fund. Employer contributions may be made in cash, in shares of the Company's common stock, or a combination thereof. At December 31, 1998 and 1997, this fund included $61,138,490 and $57,226,125, respectively, of nonparticipant directed funds related to the 401(k) employer match.

         Aggressive Growth Fund: Invests primarily in shares of Fidelity Contrafund which invests in common stocks and securities convertible into common stock which are undervalued in comparison to their future growth potential. The Fidelity Contrafund may also invest in preferred stocks, foreign securities, covered call options, put options, repurchase agreements, and cash equivalent securities.

         Balanced Fund: Invests primarily in shares of Invesco Value Trust which invests in a diversified mix of securities including common and preferred stocks, corporate and U.S. Government bonds, and cash and cash equivalents, the objective of which is to emphasize current income while secondarily striving to attain capital growth.

         International Fund: Invests primarily in shares of Harbor International Fund which invests in equity securities, American Depositary Receipts, European Depositary Receipts, securities convertible into common stock, government securities, and nonconvertible preferred stocks of issuers domiciled outside the United States, so as to achieve long-term growth of capital.
         The Harbor International Fund may also invest in cash equivalent securities, such as U.S. Treasury bills, commercial paper and certificates of deposit.



Notes to Financial Statements, Continued

1.  Summary of Plan, continued:

    a. Contributions, continued:

         Small Capitalization Fund: Invests primarily in shares of Blackrock Small Cap Fund which invests in equity securities consisting primarily of emerging growth companies and companies with high growth potential. The Blackrock Small Cap Fund may also temporarily invest in cash and cash equivalents.

         Long-Term Bond Fund: Invests primarily in shares of Pimco Fund which invests primarily in fixed income securities with average maturities of 9 to 12 years. These may include bonds issued by corporations and the U.S. Government, mortgage-backed securities, certificates of deposit, foreign securities and other types of fixed income investments.

         Large Capitalization Fund: Invests primarily in shares of IDS New Dimensions Fund which invests primarily in common stocks of U.S. companies that operate in fields where dynamic economic or technological changes are taking place or that have excellent technologies, marketing or management.

       A participant may allocate his/her contributions to the Pretax Savings Account and the Company's contribution to the Retirement Account among the various funds in increments of not less than 1%. In the absence of such allocation, these contributions are invested in the Interest Income Fund. In connection with a change in allocation of a participant's or the Company's future contributions among the nine plan funds and a change in the investment of existing accounts (Transfers), the value of Transfers to or from the Humana Common Stock Fund will reflect the price or prices at which all shares are purchased, sold or transferred before, on or after the participant's monthly election rather than transferring strictly based on the value at the monthly closing price.

       Employee contributions are nonforfeitable. Participants who withdraw from the Pretax Savings Account prior to being credited with four years of participation or five years of service with the Company are eligible to receive generally the value of employer contributions at the withdrawal date, exclusive of those made during the two years preceding withdrawal. Employer contributions become totally nonforfeitable after the participant is credited with four years of participation in the Plan or five years of service with the Company. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


Notes to Financial Statements, Continued

1.  Summary of Plan, continued:

    a. Contributions, continued: Employer contributions forfeited as a result of withdrawal following termination of employment will be available to reduce the amount of subsequent employer contributions to the Pretax Savings Account. If a former participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

       There were approximately 24,000 and 18,500 participants at December 31, 1998 and 1997, respectively, who had allocated their contributions to one or more funds as follows:

                                         1998                1997

         Interest Income Fund           15,449              14,204
         Humana Common Stock Fund       20,242              13,917
         Aggressive Growth Fund         10,400               8,776
         Stock Index Fund                9,625               8,494
         Small Capitalization Fund       7,151               6,478
         Balanced Fund                   6,377               5,585
         International Fund              5,859               5,342
         Large Capitalization Fund       3,710               1,727
         Long-Term Bond Fund             1,617                 678

    b. Withdrawals: The value of a participant's interest, including employer contributions, is generally payable upon the occurrence of one of the following events: (1) the participant's retirement after attaining age 55; (2) a determination by the Company upon competent medical or other evidence that, by reason of permanent and total disability, the participant is incapable of performing the duties of his/her work; or (3) the participant's death.

       A participant may generally withdraw an amount from the Thrift Account equal to the value of the participant's account as of the valuation date following the date the withdrawal request is received by the Plan Administrator. In the event funds are needed because of extreme financial hardship, as defined by law, the participant may be allowed to make a withdrawal of his/her vested account balance. In addition, the Plan contains restrictions relating to minimum withdrawals and the frequency of withdrawals.



Notes to Financial Statements, Continued

1.  Summary of Plan, continued:

    b. Withdrawals, continued: Benefits under the Plan are payable to withdrawing participants, including retirees, as follows:

       a. A lump-sum distribution in cash or, in the event of a distribution from the Humana Common Stock Fund, partially or totally in Humana common stock, or

       b. Monthly, quarterly or annual installments for a period of 5, 10, 15 or 20 years not to exceed the life expectancy of the participant, or the joint and last survivor expectancy of the participant and designated beneficiary, or

       c. A life annuity paid monthly or quarterly, or

       d. A life annuity with guaranteed payments for a period of 5, 10, 15 or 20 years.

       The Plan permits the employee to roll over contributions from another qualified plan. An employee must make a written request to the Plan for a rollover contribution. These contributions must comply with certain requirements before the Plan will authorize the rollover contribution.

       Participants may borrow from their fund accounts. The aggregate of the loans to a participant shall not exceed the lesser of $50,000 or 50% of the vested portion of his/her participant contribution accounts, voluntary contribution accounts, plus his/her employer Thrift and Pretax Savings
       Accounts to which he/she would be entitled to if he/she incurred a termination of employment. The minimum a participant may borrow is $500. Loan transactions are treated as a transfer to
       (from) the various investment funds from (to) the Participant Notes Fund. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions.

2. Summary of Significant Accounting Policies:

   a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.




Notes to Financial Statements, Continued

2. Summary of Significant Accounting Policies, continued:

   b. Valuation of Investments: Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices.

      The fair values of units in the Armada Government Fund are determined by the Trustee based upon the securities comprising the funds. The fair values for those securities represent the last recorded sale of the year. In the absence of recorded sales, and for securities not listed on a national securities exchange, the fair values represent the mean of bid and asked prices obtained from certified investment brokers.

      The Interest Income Fund investments include, among others, investment contracts, collateralized mortgage obligations, bonds, asset-backed securities and other fixed income obligations such as commercial paper.

      Investment contracts with insurance companies are fully benefit-responsive and are carried at contract value, which represents contributions, plus interest earned at specified rates, less withdrawals and administrative expenses. Investment contracts with banks are carried at fair value. Included in these investment contracts are synthetic GIC's which are fully benefit-responsive and are carried at contract value. The collateralized mortgage obligations, bonds and asset-backed securities are recorded at fair value. These securities are not listed on a national securities exchange. The fair values represent the mean of bid and asked prices obtained from certified investment brokers.

      The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in fair value of investments which consists of both realized gains or losses and unrealized appreciation or depreciation.

   c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.




Notes to Financial Statements, Continued

3. Merger:

   On September 1, 1998, the assets of ChoiceCare Corporation's, a wholly-owned subsidiary of Humana Inc., ChoiceCare Savings Plan and ChoiceCare Money Purchase Pension Plan were merged with the Plan. The market value of the assets transferred was as follows:

     ChoiceCare Savings Plan                    $  8,318,019
     ChoiceCare Money Purchase Pension Plan        5,120,004

                                                $ 13,438,023

   On September 1, 1998, the assets of Physician Corporation of
   America's, a wholly-owned subsidiary of Humana Inc., PCA 401(k) Retirement Plan were merged with the Plan. The market value of the assets transferred was $17,348,163.

   Effective March 3, 1997, the assets of Med-Pay, Inc.'s, a wholly-owned subsidiary of Humana Inc., Med-Pay, Inc. Employee
   401(k) Plan were merged with the Plan. The market value of the assets transferred was $234,410.

4. Investments:

   Effective January 1, 1998, the Plan's investment assets are held by the Humana Retirement and Savings Master Trust (Master Trust). Earnings of the Master Trust are allocated between the Plan and the Humana Puerto Rico 1165(e) Retirement Plan based on each plan's investment balance to the total Master Trust investment balance. Earnings are further allocated to the respective participants based on each participant's respective asset total to total plan assets.




Notes to Financial Statements, Continued

4. Investments, continued:

   The following table presents the fair value/contract value of investments at December 31, 1998 and 1997. Investments that represent 5% or more of the Plan's net assets, as well as investments in excess of $2,000,000, as of December 31, 1998 and 1997 have been separately identified.

                                             December 31,

                                1998                          1997
                Par or Maturity                Par or Maturity
                Value/Number of   Fair Value/  Value/Number of   Fair Value/
       Issuer   Units or Shares Contract Value Units or Shares Contract Value

 Investments
 at fair value:
   Plan interest
   in Master Trust               $ 474,899,722                        -
   Common stocks:
     Humana Inc.
      Common Stock                     -             5,276,576 $  109,488,952

     State Street
       Flagship Domestic
       Index Fund                      -               444,439     70,779,636
     Invesco Value
       Trustee Fund                    -               878,433     25,553,625
     Harbor International
       Fund                            -               697,976     25,029,428
     Compass Small Cap
       Fund                            -             2,292,975     41,755,069
     Fidelity Contrafund               -             1,507,523     70,295,782
     Various                           -               177,722      2,873,185

                                   474,899,722                    345,775,677

 Obligations due within
   one year:
     Other                             -               334,745        334,745

 Investment contracts
   - banks:
     Bankers Trust Co.                 -         $   3,000,000      3,000,000
     Caisse Des Depots
       (CDC)                           -         $   3,621,939      3,621,939
     Various                           -         $   4,830,241      4,830,241

                                       -                           11,452,180
 Participant notes
   receivable:
     Various                           -         $   8,627,127      8,627,127




Notes to Financial Statements, Continued

4. Investments, continued:
                                             December 31,

                                1998                          1997
                Par or Maturity                Par or Maturity
                Value/Number of   Fair Value/  Value/Number of   Fair Value/
       Issuer   Units or Shares Contract Value Units or Shares Contract Value

 Investments at
   contract value:
     Investment
       contracts -
       insurance
       companies:
       Allstate Life
         Insurance Co.                 -         $   3,000,000  $   3,346,960
       Allstate Life
         Insurance Co.                 -         $   4,000,000      4,443,573
       Canada Life
         Assurance Co.                 -         $   3,000,000      3,097,393
       Commonwealth Life
         Insurance Co.,
          Synthetic GIC                -         $  18,940,771     18,940,771
       Commonwealth Life
         Insurance Co.                 -         $   4,000,000      4,001,545
       Continental
         Assurance Co.                 -         $   3,000,000      3,056,333
       Continental
         Assurance Co.,
           Synthetic GIC               -         $   3,000,000      3,005,806
       Jackson National
         Life GIC                      -         $   3,000,000      3,170,179
       Jackson National
         Life, Synthetic
           GIC                         -         $   6,500,000      6,511,719
       John Hancock
         Mutual Life                   -         $   2,000,000      2,031,864
       Life of Virginia                          $   2,000,000      2,098,946
       Metropolitan Life
         Insurance Co.,
           Group Annuity               -         $   2,000,000      2,051,817
       New York Life
         Insurance Co.,
           Group Annuity               -         $   3,000,000      3,163,188
       New York Life
         Insurance Co.,
           Group Annuity               -         $   3,000,000      3,036,565
       Prudential
         Insurance Co.                 -         $   2,000,000      2,085,499
       TransAmerica
         Accidental Life
         Insurance Co.                 -         $   3,000,000      3,182,795
       United of Omaha
         Life Insurance Co.            -         $   3,000,000      3,006,767
       Various                         -         $   2,723,334      3,731,865

                                       -                           73,963,585

                                 $ 474,899,722                  $ 440,153,314


  During the years ended December 31, 1998 and 1997, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

                                            1998                1997

    Plan interest in Master Trust     $    29,861,241             -
    Common stocks                             -         $    52,332,615
    Bonds and asset-backed securities         -                      63

                                      $    29,861,241   $    52,332,678




Notes to Financial Statements, Continued

4. Investments, continued:

   As of December 31, 1998, the Plan's interest in the Master Trust was 99.77%. Investment income, administrative expenses and realized gains or losses related to the Master Trust are allocated monthly to the individual plans based upon the beginning monthly balances invested by each plan.

   The fair value of the investments carried at contract value included in the Master Trust at December 31, 1998 was $65,556,624 and the fair value of the investments carried at contract value included in the Plan's investments at December 31, 1997 was $71,164,105. The average yield and crediting interest rate approximated 6.7% for 1998 and 1997.

   The per share closing price of the Company's common stock was $17.813 and $20.75 on December 31, 1998 and 1997, respectively. On May 14, 1999, the per share closing price of the Company's common stock was $12.875.

   The fair value of net assets available for benefits of the Master Trust as of December 31, 1998 is described in the following table:

                                 ASSETS

     Investments, at fair value:
       Common stocks:
         Humana Inc. Common Stock                          $    105,495,230
         State Street Flagship Domestic Index Fund               86,633,614
         Pimco Funds                                              3,050,622
         Invesco Value Trustee Fund                              30,449,405
         IDS New Dimensions Fund                                  8,702,265
         Harbor International Fund                               25,409,546
         Blackrock Fund                                          38,262,087
         Fidelity Contrafund                                     84,561,632

                                                                382,564,401

     Obligations due within one year:
       Armada Money Market Fund                                   3,059,358

     Investment contracts - banks:
       Bankers Trust Co.                                          5,837,296
       Caisse Des Depots (CDC)                                    7,421,264

                                                                 13,258,560
     Participant notes receivable:
       Various                                                    8,850,022

                                                                407,732,341





Notes to Financial Statements, Continued

4. Investments, continued:

     Investments, at contract value:
       Investment contracts -  insurance companies:
         Allstate Life Insurance Co.                       $      3,578,570
         Allstate Life Insurance Co.                              4,719,627
         Continental Assurance Co.                                3,056,333
         Continental Assurance Co., Synthetic GIC                 1,196,714
         Jackson National Life GIC                                3,365,280
         Jackson National Life, Synthetic GIC                    14,250,356
         John Hancock Mutual Life                                 4,788,718
         Lincoln National Life Insurance Co.                      1,000,445
         Metropolitan Life Insurance Co., Group Annuity             777,009
         Metropolitan Life Insurance Co., Group Annuity           2,051,817
         Monumental Life Insurance Co.                            2,146,829
         Monumental Life Insurance Co., Synthetic GIC            15,859,549
         New York Life Insurance Co., Group Annuity               3,163,192
         New York Life Insurance Co., Group Annuity               3,036,565
         Prudential Insurance Co.                                 2,085,499
         TransAmerica Accidental Life Insurance Co.               2,121,043
         United of Omaha Life Insurance Co.                       1,007,078
         Various                                                          5

                                                                 68,204,629

               Total investments                                475,936,970

     Cash                                                         2,919,076
     Due from brokers for securities sold                            43,684
     Receivable from participating employers for
       participant withholdings and employers'
       contributions                                             16,056,246
     Accrued interest and dividends                               8,803,833

               Total assets                                     503,759,809


                        LIABILITIES AND NET ASSETS
                          AVAILABLE FOR BENEFITS



     Accrued expenses                                               433,908
     Forfeited employers' contributions available
       to reduce future employers' contributions                    602,322

               Total liabilities                                  1,036,230

     Net assets available for benefits                     $    502,723,579




Notes to Financial Statements, Continued

4. Investments, continued:

   The changes in net assets available for benefits of the Master
   Trust for the year ended December 31, 1998 are as follows:

     Additions:
       Investment income:
         Net appreciation in fair value of investments     $    29,880,366
         Interest                                                6,937,734
         Dividends                                               2,562,800

                                                                39,380,900

       Transfer from participating plans for contributions:
         Participants                                           29,231,431
         Employers                                              41,693,083
         Forfeited employers' contributions                     (1,111,623)
         Transfer from ChoiceCare Plans                         13,438,023
         Transfer from Merrill Lynch Trust                         345,082
         Transfer from PCA 401(k) Retirement Plan               17,348,163

               Total additions                                 140,325,059

      Deductions:
        Transfer to participating plans for benefit payments    94,929,814
        Administrative expenses                                    758,808

               Total deductions                                 95,688,622

                 Net increase                                   44,636,437

      Net assets available for benefits:
        Beginning of year                                      458,087,142

        End of year                                        $   502,723,579






Notes to Financial Statements, Continued

5. Reconciliation of Financial Statements to Form 5500:

   The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form
   5500:

                                                    December 31,

                                             1998                1997

     Net assets available for benefits
       per the financial statements     $    501,540,409   $    458,087,142
     Amount allocated to withdrawing
       participants                           (3,599,673)        (6,967,433)

     Net assets available for benefits
       per the Form 5500                $    497,940,736   $    451,119,709

   The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                           For the Year Ended December 31,

                                             1998                1997

     Benefits paid to participants
       per the financial statements     $     94,923,357   $     39,608,578
     Add:  Amounts allocated to
       withdrawing participants at
       end of year                             3,599,673          6,967,433
     Less: Amounts allocated to
       withdrawing participants at
       beginning of year                      (6,967,433)        (1,484,772)

     Benefits paid to participants
       per the Form 5500                $     91,555,597   $     45,091,239

   Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


6. Income Tax Status:

   The Internal Revenue Service (IRS) has determined, and informed the Company by a letter dated May 19, 1994, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however the Plan Administrator and the Plan's Tax Counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.





Notes to Financial Statements, Continued

7. Plan Termination:

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interest of each participant would continue to be nonforfeitable and would be distributed as determined by the Company.

8. Related Party Transactions:

   Administrative expenses of the Plan are paid by the Plan and allocated to the participants' accounts.


NOTES TO FINANCIAL STATEMENTS, Continued

9.   Net Assets by Fund at December 31, 1998:


                                                   Participant Directed
                          Interest                   Humana                                                    Small
                           Income    Stock Index     Common      Aggressive   Balanced      International  Capitalization
                            Fund         Fund      Stock Fund    Growth Fund    Fund            Fund           Fund
      ASSETS

Investments:
 At fair value:
   Plan interest
   in Master Trust:        $83,429,854 $86,682,772  $44,807,665  $84,589,743   $30,410,507   $25,493,828     $38,241,590

Other assets allocated
  from Master Trust:
   Cash                      2,953,125                   (8,853)
   Due from broker for          43,684
    securities sold
   Receivable from
    participating employers
    for participant
    withholdings and
    employers'
    contributions            8,382,680   1,621,002    1,388,659    1,418,143       429,387       475,875         683,446
   Accrued interest and
    dividends                2,126,144       2,690        3,262    6,623,895        19,849           765             903

      Total assets          96,935,487  88,306,464   46,190,733   92,631,781    30,859,743    25,970,468      38,925,939


     LIABILITIES AND NET ASSETS
       AVAILABLE FOR BENEFITS

Liabilities allocated
  from Master Trust:
   Accrued expenses             71,549      67,688       86,482       91,001        36,268        27,502          39,906
   Forfeited employers'
    contributions avail-
    able to reduce
    future employers'
    contributions              157,576

      Total liabilities        229,125      67,688       86,482       91,001        36,268        27,502          39,906

Net asset available
 for benefits              $96,706,362 $88,238,776  $46,104,251  $92,540,780   $30,823,475   $25,942,966     $38,886,033



NOTES TO FINANCIAL STATEMENTS, Continued

9.  Net Assets by Fund at December 31, 1998 (Cont.):

                                                                           Nonparticipant
                                     Participant Directed                     Directed

                                            Large        Participant            Humana
                          Long-Term    Capitalization      Notes                Common
                          Bond Fund         Fund           Fund               Stock Fund        Total
      ASSETS

Investments:
  At fair value:
    Plan interest
    in Master Trust        $ 3,028,208  $8,685,388      8,845,401             $60,684,766   $474,899,722

Other assets allocated
  from Master Trust:
   Cash                        (16,935)    (11,017)         2,756                              2,919,076
   Due from broker for                                                                            43,684
    securities sold
   Receivable from
    participating
    employers for
    participant with-
    holdings and
    employers'
    contributions              150,149     352,924        119,463                 895,375     15,917,103
   Accrued interest and
    dividends                   16,119         196                                             8,793,823

      Total assets           3,177,541   9,027,491      8,967,620              61,580,141    502,573,408


      LIABILITIES AND NET ASSETS
       AVAILABLE FOR BENEFITS

Liabilities allocated
  from Master Trust:
    Accrued expenses             4,911       8,465                                               433,772
    Forfeited employers'
      contributions available
      to reduce future
      employers' contributions                                                     441,651       599,227

       Total liabilities         4,911       8,465           -                     441,651     1,032,999

Net asset available
  for benefits              $3,172,630  $9,019,026     $8,967,620              $61,138,490  $501,540,409





NOTES TO FINANCIAL STATEMENTS, Continued

10.   Net Assets by Fund at December 31, 1997:


                                                   Participant Directed
                          Interest                   Humana                                                    Small
                           Income    Stock Index     Common      Aggressive   Balanced      International  Capitalization
                            Fund         Fund      Stock Fund    Growth Fund    Fund            Fund           Fund
      ASSETS

Investments:
 At fair value:
  Common Stocks                        $70,779,636  $52,155,136  $70,295,782   $25,553,625   $25,029,428     $41,755,069
  Armada Government Fund                                238,656       11,582                                      84,212
  Investment contracts     $11,452,180
  Participant notes
    receivable
                            11,452,180  70,779,636   52,393,792   70,307,364    25,553,625    25,029,428      41,839,281

 At contract value:
  Investment contracts      73,963,585

    Total investments       85,415,765  70,779,636   52,393,792   70,307,364    25,553,625    25,029,428      41,839,281

Cash                           242,638    (459,735)     128,463      140,276        65,979        58,041          (8,347)
Due from broker for
 securities sold                           546,645      182,183
Receivable from
 participating employers
 for participant
 withholdings and
 employers' contributions    9,607,019   1,825,680    1,547,203    1,429,124       374,040       577,657         819,583
Accrued interest and
 dividends                   1,230,411       1,098        2,262          250           234            31             635

    Total assets            96,495,833  72,693,324   54,253,903   71,877,014    25,993,878    25,665,157      42,651,152

     LIABILITIES AND NET ASSETS
       AVAILABLE FOR BENEFITS

Accrued expenses                66,673      88,771      173,495      108,279        75,989        35,819          56,944
Forfeited employers'
 contributions available
 to reduce future
 employers' contributions

    Total liabilities           66,673      88,771      173,495      108,279        75,989        35,819          56,944

Net asset available
 for benefits              $96,429,160 $72,604,553  $54,080,408  $71,768,735   $25,917,889   $25,629,338     $42,594,208




NOTES TO FINANCIAL STATEMENTS, Continued

10.  Net Assets by Fund at December 31, 1997 (Cont.):

                                                                           Nonparticipant
                                     Participant Directed                     Directed

                                            Large        Participant            Humana
                          Long-Term    Capitalization      Notes                Common
                          Bond Fund         Fund           Fund               Stock Fund        Total
      ASSETS

Investments:
 At fair value:
  Common Stocks            $ 1,092,973 $ 1,780,212                             $57,333,816  $345,775,677
  Armada Government Fund           295                                                           334,745
Investment contracts                                                                          11,452,180
  Participant notes
  receivable                                          $8,627,127                               8,627,127
                             1,093,268   1,780,212     8,627,127                57,333,816   366,189,729

At contract value:
  Investment contracts                                                                        73,963,585

    Total investments        1,093,268   1,780,212     8,627,127                57,333,816   440,153,314

Cash                             6,185      32,803         1,867                                 208,170
Due from broker for
securities Sold                                                                                  728,828
Receivable from
  participating employers
  for participant
  withholdings and
  employers' contributions     104,137     191,329         3,142                              16,478,914
Accrued interest and
  dividends                         60         124                                             1,235,105

    Total assets             1,203,650   2,004,468     8,632,136                57,333,816   458,804,331


      LIABILITIES AND NET ASSETS
       AVAILABLE FOR BENEFITS

Accrued expenses                   750      2,778         -                                      609,498
Forfeited employers'
  contributions available
  to reduce future
  employers' contributions                                                         107,691       107,691

    Total liabilities              750      2,778         -                        107,691       717,189

Net asset available
  for benefits              $1,202,900 $2,001,690     $8,632,136               $57,226,125  $458,087,142




NOTES TO FINANCIAL STATEMENTS, Continued


11.   Activity by Fund for the Year Ended December 31, 1998:

                                                               Participant Directed
                          Interest                    Humana                                                    Small
                           Income      Stock Index    Common      Aggressive     Balanced    International  Capitalization
                            Fund          Fund      Stock Fund    Growth Fund      Fund           Fund           Fund

Additions:
  Investment income:
    Plan interest in
    Master Trust
    investment income:
      Interest and
      dividend income $ 5,904,182     $    10,783  $    52,128    $   627,941    $   728,737  $   374,151    $   628,883
      Net appreciation
      (depreciation)
      in fair value of
      investments          (1,267)     20,149,535  (10,605,789)    21,745,174      2,967,663    2,300,706     (3,250,955)

                        5,902,915      20,160,318  (10,553,661)    22,373,115      3,696,400    2,674,857     (2,622,072)
Contributions:
  Contributions allo-
  cated from Master
  Trust:
   Participants         2,441,217       4,391,521    4,481,394      6,752,489      2,815,365    2,453,979      3,557,836
   Employers            8,314,110       1,435,397    3,420,182      1,158,383        338,602      393,055        580,760
   Forfeited employers'
     contributions       (160,140)                     (69,220)
   Transfers from
     ChoiceCare Plans   4,994,067       1,819,701       98,593        714,734      1,138,743    1,937,800        806,157
   Transfer from PCA
     401(k) Retire-
     ment Plan          8,239,409       2,846,900      364,598        439,056      1,127,715    1,584,594        512,901

      Total additions  29,731,578      30,653,837   (2,258,114)    31,437,777      9,116,825    9,044,285      2,835,582

Deductions:
  Deductions allo-
  cated from
  Master Trust:
    Benefits paid
      to partici-
      pants            25,762,178     16,455,313     6,783,573     12,398,334      4,953,276    4,968,308      5,719,253
    Administrative
      expenses            170,419        148,418       191,728        109,755         39,896       35,409         51,476

      Total
        deductions     25,932,597     16,603,731     6,975,301     12,508,089      4,993,172    5,003,717      5,770,729

Interfund transfers    (3,521,779)     1,584,117     1,257,258      1,842,357        781,933   (3,726,940)      (773,028)

Net increase
  (decrease)              277,202     15,634,223    (7,976,157)    20,772,045      4,905,586      313,628     (3,708,175)

Net assets
available for
benefits:
  Beginning of
    year               96,429,160     72,604,553    54,080,408     71,768,735     25,917,889   25,629,338     42,594,208
  End of
    year              $96,706,362    $88,238,776   $46,104,251    $92,540,780    $30,823,475  $25,942,966    $38,886,033




11.  Activity by Fund for the Year Ended December 31, 1998 (Cont.):

                                                                                    Nonparticipant
                                             Participant Directed                      Directed

                                                   Large           Participant          Humana
                           Long-Term           Capitalization         Notes             Common
                           Bond Fund               Total              Fund            Stock Fund                 Total

Additions:
  Investment income:
    Plan interest in
    Master Trust
    investment income:
      Interest and
        dividend income     $  125,017         $  385,556          $  661,525                                $  9,498,903
      Net appreciation
        (depreciation)
        in fair value
        of investments          68,092          1,288,549                           $(4,800,467)               29,861,241

                               193,109          1,674,105             661,525        (4,800,467)               39,360,144

Contributions:
  Contributions allo-
  cated from Master
  Trust:
    Participants               407,897          1,710,765                                                      29,012,463
    Employers                  129,747            271,789                            25,043,932                41,085,957
    Forfeited employers'
      contributions                                                                    (880,334)               (1,109,694)
    Transfers from
      ChoiceCare Plans         263,199          1,416,607             248,422                                  13,438,023
    Transfer from PCA
      401(k) Retirement
      Plan                     331,787          1,178,879             722,324                                  17,348,163

      Total additions        1,325,739          6,252,145           1,632,271        19,363,131               139,135,056

Deductions:
  Deductions allocated
    from Master Trust:
    Benefits paid to
      participants             542,716            729,426           1,170,734        15,440,246                94,923,357
    Administrative
      expenses                   3,493              8,232                                  (394)                  758,432

      Total deductions         546,209            737,658           1,170,734        15,439,852                95,681,789

Interfund transfers          1,190,200          1,502,849            (126,053)          (10,914)                   -

Net increase
  (decrease)                 1,969,730          7,017,336             335,484         3,912,365                43,453,267

Net assets available
 for benefits:
   Beginning of
     year                    1,202,900          2,001,690           8,632,136        57,226,125               458,087,142
   End of
     year                   $3,172,630         $9,019,026          $8,967,620       $61,138,490              $501,540,409





NOTES TO FINANCIAL STATEMENTS, Continued


12.   Activity by Fund for the Year Ended December 31, 1997:

                                                               Participant Directed

                           Interest                   Humana                                                    Small
                           Income      Stock Index    Common      Aggressive     Balanced    International  Capitalization
                            Fund           Fund     Stock Fund    Growth Fund      Fund           Fund           Fund


Additions:
  Investment income:
    Net appreciation
      (depreciation)
      in fair value
      of investments  $        63     $17,749,070  $  (212,167)   $12,685,663    $ 4,520,216  $ 2,529,095    $10,525,557
    Interest            6,021,727           4,597       35,172        102,665         11,534        2,107          4,854
    Dividends                                                         485,641        626,280      665,712        342,745

                        6,021,790      17,753,667     (176,995)    13,273,969      5,158,030    3,196,914     10,873,156

Contributions:
  Participants          2,557,679       3,388,965    4,400,375      6,118,863      2,621,897    2,314,066      3,356,064
  Employers             9,562,500       1,810,816    1,468,370      1,393,957        409,009      564,498        803,715
  Forfeited employers'
    contributions         (88,500)                    (283,448)
  Transfers from
    Med-Pay, Inc.
    Employee 401(k)
    Plan                   69,781         28,528        16,167         23,194          5,276       23,263         16,635

      Total additions  18,123,250     22,981,976     5,424,469     20,809,983      8,194,212    6,098,741     15,049,570

Deductions:
  Benefits paid
    to participants    12,393,820      4,992,886     1,059,270      5,284,852      2,350,900    1,682,131      3,126,004
  Administrative
    expenses              179,138        118,199       167,646         77,296         27,610       28,667         43,413

      Total
      deductions       12,572,958      5,111,085     1,226,916      5,362,148      2,378,510    1,710,798      3,169,417

Interfund transfers    (5,245,137)     1,469,127    (1,225,166)      (327,108)       173,557      953,456      1,052,882

Net increase              305,155     19,340,018     2,972,387     15,120,727      5,989,259    5,341,399     12,933,035

Net assets available
for benefits:
  Beginning of
    year               96,124,005     53,264,535    51,108,021     56,648,008     19,928,630   20,287,939     29,661,173
  End of year         $96,429,160    $72,604,553   $54,080,408    $71,768,735    $25,917,889  $25,629,338    $42,594,208





12.  Activity by Fund for the Year Ended December 31, 1997 (Cont.):

                                                                                    Nonparticipant
                                             Participant Directed                      Directed

                                                   Large           Participant          Humana
                         Long-Term             Capitalization         Notes             Common
                         Bond Fund                  Total              Fund            Stock Fund                Total

Additions:
  Investment income:
    Net appreciation
    (depreciation)
    in fair value
    of investments     $     36,562              $   59,574                           $ 4,439,045              $ 52,332,678
  Interest                    4,641                   1,084           $ 645,330                                   6,833,711
  Dividends                  35,496                 127,355                                                       2,283,229

                             76,699                 188,013             645,330         4,439,045                61,449,618

  Contributions:
    Participants            167,972                 468,693                                                      25,394,574
    Employers                85,420                 237,611                             9,689,350                26,025,246
    Forfeited employers'
      contributions                                                                      (421,863)                 (793,811)
    Transfers from
      Med-Pay, Inc.
      Employee 401(k)
      Plan                      105                  51,461                                                         234,410

      Total additions       330,196                 945,778             645,330        13,706,532               112,310,037

Deductions:
  Benefits paid
    to participants           6,651                  38,578             728,620         7,944,866                39,608,578
  Administrative
    expenses                    901                   1,377                                 2,298                   646,545

      Total deductions        7,552                  39,955             728,620         7,947,164                40,255,123

Interfund transfers         880,256               1,095,867           1,172,318               (52)                    -

Net increase              1,202,900               2,001,690           1,089,028         5,759,316                72,054,914

Net assets available
  for benefits:
    Beginning of
      year                                                            7,543,108        51,466,809               386,032,228
    End of year          $1,202,900              $2,001,690          $8,632,136       $57,226,125              $458,087,142










Humana Retirement and Savings Plan
Plan #002  EIN #61-0647538
Line 27a - Schedule of Assets Held for Investment Purposes
December 31, 1998


                Description of Investment Including               Fair Value/
                  Maturity Date, Rate of Interest,                 Contract
   Issuer        Collateral, Par or Maturity Value      Cost         Value

Investments at
fair value:
  Plan interest
  in Master
  Trust           Various                         $ 380,832,154 $ 474,899,722






Humana Retirement and Savings Plan
Plan #002  EIN #61-0647538
Line 27d - Schedule of Reportable Transactions for the year ended December 31, 1998


                                                                      Expense                Current Value
Identity of        Description    Purchase    Selling     Lease    Incurred with   Cost of   of Asset on        Net
Party Involved      of Asset       Price       Price      Rental   Transaction     Asset   Transaction Date  Gain (Loss)


No reportable transactions.









                            Signatures



Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Retirement and Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.


HUMANA RETIREMENT AND SAVINGS PLAN

BY:


/s/James E. Murray
_________________________
James E. Murray
Chief Financial Officer



June 28, 1999








                            Exhibit Index

                              __________




Exhibit 23                          Consent of Independent Accountants